Exhibit 24(b)(8)(b)(4) – Joinder and Amendment to Service Agreement effective July 1, 2017, between Voya Insurance and Annuity Company, Columbia Management Investment Distributors, Inc. and Columbia Management Investment Services Corp.

JOINDER AND AMENDMENT TO SERVICE AGREEMENT

This Joinder and Amendment to the Service Agreement (the "Amendment") is entered into, by and between Voya Insurance and Annuity Company (the "Company"), Columbia Management Investment Distributors, Inc. ("CMID") and Columbia Management Investment Services Corp. ("CMIS") and is effective as of July l , 2017.

WHEREAS, the Company (formerly known as ING USA Annuity and Life Insurance Company and CMID (successor to Liberty Funds Distributor, Inc.) entered into a Service Agreement dated April l , 2005 (the "Agreement");

WHEREAS, the Company and CMID desire to join CMIS as a party to the Agreement;

WHEREAS, unless otherwise defined herein, capitalized terms used herein have the same meaning as in the Agreement.

NOW THEREFORE, in consideration of the mutual covenants and promises expressed herein, the parties agree to amend the Agreement as follows:

1.	CMIS shall be joined to the Agreement as the party responsible for payment of Fees.

2.	Section 2(a) of the Agreement shall be deleted in its entirety and replaced as follows:

(a)
Administrative services to Contractholders shall be the responsibility of the Company and shall not be the responsibility of the Fund, CMID or CMIS. CMID and CMIS recognize the Company as the sole shareholder of Fund shares issued under the Fund Participation Agreement, and that substantial savings will be derived in administrative expenses, such as significant reductions in postage expenses and shareholder communications, by virtue of having a sole shareholder for each of the Accounts rather than multiple shareholders. In consideration of the savings resulting from such arrangement, and to compensate the Company for its costs, CMIS shall pay or arrange to pay Company and Company agrees to accept as full compensation for all services rendered hereunder an amount described in Schedule A attached hereto and made a part of this Agreement as may be amended from time to time with the mutual consent of the parties hereto.

3.	Section 2(b) of the Agreement shall be deleted in its entirety and replaced as follows:

(b)	The parties agree that the payments to the Company are for administrative services only and do not constitute payment in any manner for investment advisory services or for cost of distribution.

4.	Schedule I-A of the Agreement shall be deleted in its entirety and replaced with the Schedule A attached.

5.	This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Amendment.

6.
In the event of any inconsistencies between the Agreement and this Amendment, the terms of this Amendment shall govern. Ali other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first above written.

COLUMBIA MANAGEMENT INVESTMENT DISTRIBUTORS INC.	COLUMBIA MANAGEMENT INVESTMENT SERVICES CORP.

By: /s/ Ryan C. Larrenaga	By: /s/ Christine Wiley
Name: Ryan C. Larrenaga	Name: Christine Wiley
Title: Vice President	Title: Vice President

VOYA INSURANCE AND ANNUITY COMPANY

By:/s/ Timothy W. Brown
Name: Timothy W. Brown
Title: EVP & CLO

Schedule A
Effective July 1, 2017

In consideration of the services provided by the Company, CMIS shall pay or arrange to pay the Company an amount equal to 50 basis points (0.50%) per annum on the average aggregate amount invested by the Company in the fund under the Fund Participation Agreement.